RGC RESOURCES, INC.
                                                                        FILE NO.

                                   FORM U-3A-2



                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                 STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION
                  UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935




     RGC Resources, Inc. hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

     1. The Claimant RGC Resources, Inc., a Virginia corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is organized under the laws of the Commonwealth of Virginia or the State of West Virginia:

     a. Roanoke Gas Company, a public service corporation organized under the laws of the Commonwealth of Virginia;

     b. Diversified Energy Company, a Virginia corporation, d/b/a Highland Propane Company and d/b/a Highland Energy;

     c. Bluefield Gas Company, a public service corporation organized under the laws of the State of West Virginia;

     d. RGC Ventures of Virginia, Inc., a Virginia corporation, d/b/a Application Resources, Inc.

         The business address of the Claimant and each of its subsidiaries is:

                  RGC Resources, Inc.
                  519 Kimball Avenue, N.E.
                  Roanoke, VA  24016

                  Roanoke Gas Company
                  Diversified Energy Company
                  RGC Ventures of Virginia, Inc.
                  519 Kimball Avenue, N.E.
                  Roanoke, VA  24016

                  Bluefield Gas Company
                  4699 East Cumberland Road
                  Bluefield, WV  24701

     Roanoke Gas Company ("Roanoke Gas") is a public service corporation organized and existing in good standing under the laws of the Commonwealth of Virginia. Roanoke Gas distributes natural gas to some 55,088 residential, commercial and industrial customers located in the City of Roanoke and environs and Bluefield, Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia ("Virginia Commission"). Diversified Energy Company, a Virginia corporation, operates as Highland Propane Company ("Highland Propane"), and Highland Energy. Highland Propane, which is not a public utility, is operated under two (2) divisions, Highland Propane-Virginia and Highland Propane-West Virginia. Highland Propane-Virginia is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in and around Roanoke, Virginia and Western Virginia. Roanoke Gas provides managerial and other direct labor, goods and services to Highland Propane-Virginia under agreement approved by the Virginia Commission. Highland Propane is not otherwise subject to the regulatory jurisdiction of the Virginia Commission. Highland Propane-West Virginia is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in Southern West Virginia and has offices in Bluefield and Rainelle, West Virginia. Highland Energy is a purchasing and marketing entity that buys fuels on the spot and short-term market and resells to certain transportation customers of Roanoke Gas Company and Bluefield Gas Company.

     Bluefield Gas Company ("Bluefield Gas"), a West Virginia public service corporation, is regulated as to rates and service by the Public Service Commission of West Virginia ("West Virginia Commission"). Bluefield Gas provides natural gas service to some 4,249 residential, commercial and industrial customers located in and around Bluefield, West Virginia.

     RGC Ventures of Virginia, Inc., a Virginia corporation, operates as Application Resources, Inc. Application Resources, Inc. provides information technology consulting services specific to the utility industry.

     2. Roanoke Gas and Bluefield Gas are each served by two interstate pipelines. Roanoke Gas is served by Columbia Gas Transmission Corporation and Columbia Gulf Transmission Corporation (together "Columbia"), and East Tennessee Natural Gas Company, Tennessee Gas Pipeline and Midwestern Gas Transmission (together "East Tennessee"). Bluefield Gas is served by Columbia and Bluefield Pipeline, LLC. Columbia historically has delivered approximately 60 percent of Roanoke Gas' gas supply and 75 percent of Bluefield Gas' gas supply. East Tennessee and Bluefield Pipeline, LLC deliver the remaining gas supply to Roanoke Gas and Bluefield Gas, respectively. The rates paid for natural gas transportation and storage services purchased from Columbia and East Tennessee are established by tariffs approved by FERC. These tariffs contain flexible pricing provisions, which, in some instances, authorize these transporters to reduce rates and charges to meet price competition.

     Both Roanoke Gas and Bluefield Gas currently use long-term (multi-year), mid-term (seasonal) and short- term (spot) gas purchases to meet its system requirements. As of December 31, 2003, both companies had entered into, or were in the process of entering into, long-term and mid-term firm supply agreements to cover the majority of its firm demand. Long-term and mid-term suppliers currently include Cabot Oil and Gas, Duke Energy Trading and Marketing, LLC, Equitable Energy, and Phoenix Energy Sales Company.

     Roanoke Gas receives its gas supply from Columbia at two city gate stations. Each station is connected by a thirty-three mile transmission line to Columbia's system at Gala, Virginia. Roanoke Gas receives its gas supply from East Tennessee at five city gate stations located on East Tennessee's transmission line. The city gate stations are located on the perimeter of a network of distribution mains located in the Cities of Roanoke and Salem, the Towns of Vinton, Fincastle and Troutville, and the Counties of Bedford, Botetourt, Montgomery and Roanoke, Virginia. Also, located on the transmission line in Botetourt County, Virginia is a liquefied natural gas storage facility which has the capacity to hold 200 million cubic feet of natural gas.

     Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia. Bluefield Gas also owns a two mile distribution line that connects its distribution system to facilities owned by Bluefield Pipeline, LLC. A portion of the gas transported by Bluefield

Gas is sold at the West Virginia-Virginia State line to Roanoke Gas for resale to its customers through a distribution network in Bluefield, Virginia and the immediate surrounding area of Tazewell County, Virginia.

     Highland Propane-West Virginia's principal bulk storage facility, located at its Bluefield, West Virginia facility, is comprised of two 30,000-gallon storage tanks and one 18,000-gallon storage tank. Three 18,000-gallon storage tanks are located at its Rainelle, West Virginia facility, one 30,000-gallon tank is located at Ansted, WV, one 30,000-gallon tank is located near Beckley, WV, and one 30,000-gallon tank is located at Dunmore, WV.

     Highland Propane-Virginia owns and operates twelve storage facilities. A facility at Thirlane Road, N.W. in Roanoke, Virginia consists of two 30,000-gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 30,000-gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000-gallon tank. The fourth facility is located in Craig County, near the town of New Castle, Virginia and consists of one 30,000-gallon tank. The fifth facility, located near the intersection of Routes 221 and 679 in Floyd County, consists of one 30,000-gallon tank. The sixth facility is located on the property of Virginia Forging in Botetourt County, near the Town of Buchanan, Virginia, and consists of one 30,000-gallon tank. The seventh facility is located on the property of Golden West Foods in Bedford, Virginia and consists of one 30,000- gallon tank. The eighth facility is located in the City of Buena Vista, Virginia and consists of two 30,000-gallon tanks. The ninth facility is located in Allegheny County near the Town of Low Moor and consists of one 30,000- gallon tank. The tenth facility is located at Weyers Cave in Augusta County, Virginia and consists of one 30,000- gallon tank. The eleventh facility is located in Nelson County near the town of Lovingston, Virginia and consists of one 30,000-gallon tank. The twelfth facility is located in the town of Rocky Mount and consists of one 30,000- gallon tank.

     3. The following information for the last calendar year with respect to Roanoke Gas and Bluefield Gas is submitted:

     (a) Roanoke Gas distributed at retail 8,052,916 DTH of gas during the calendar year 2003 for total revenues of $69,328,519. Bluefield Gas distributed at retail 875,662 DTH of gas in the State of West Virginia during the calendar year 2003 for total revenues of $7,253,971.

     (b) Neither Roanoke Gas nor Bluefield Gas distributed at retail natural gas outside the state of its incorporation.

     (c) Roanoke Gas did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 278,864 DTH of natural gas at wholesale to Roanoke Gas at the Virginia- West Virginia line for $1,691,963.

     (d) Roanoke Gas purchased 8,274,860 DTH of natural gas outside the Commonwealth of Virginia during the calendar year 2003 for $52,344,120. All such gas was transported to Roanoke Gas for resale as system supply by Columbia Gas Transmission Corporation, East Tennessee Natural Gas Company, and Bluefield Gas. Bluefield Gas purchased 1,199,798 DTH of natural gas for $7,139,776 outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation and Bluefield Pipeline, LLC. Roanoke Gas transported 2,961,831 DTH of natural gas to its end-users for $1,781,424 in total transportation fees. Bluefield Gas transported 24,759 DTH of natural gas to its end-users for $19,628 in transportation fees. Highland Energy purchased and delivered 2,458,338 DTH of natural gas to Roanoke Gas Company and Bluefield Gas Company for delivery to certain end-users for $14,867,988.

     4. (a)-(e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

     A consolidating statement of income and a consolidating balance sheet of RGC Resources, Inc. and its subsidiaries for the 2003 calendar year is attached as Exhibit A and Exhibit A(1).

     The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 26th day of February, 2004.



                                                RGC RESOURCES, INC.




                                           By: s/John B. Williamson, III
                                                    Its President
(SEAL)
ATTEST:



s/ Howard T. Lyon
Howard T. Lyon,
Vice-President, Treasurer & Controller

Notices and correspondence regarding this statement should be addressed to:

                  Howard T. Lyon
                  Vice-President, Treasurer & Controller
                  RGC Resources, Inc.
                  Post Office Box 13007
                  Roanoke, VA  24030

                                                                                                       Exhibit A
RGC RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATING INCOME STATEMENT
TWELVE MONTHS ENDED DECEMBER 31, 2003
(UNAUDITED)
                                                             Bluefield       Highland
                                   RGC        Roanoke Gas       Gas          Propane       Highland
                                Resources       Company       Company        Company        Energy       GIS
                              ----------------------------------------------------------------------------------
Operating Revenues:
   Gas utilities                                $72,179,244    $8,990,551
   Propane operations                                                          15,128,854
   Energy marketing                                                                        14,867,988
   Other                                            392,368        17,050         325,415
                              ----------------------------------------------------------------------------------
     Total operating revenues              0     72,571,612     9,007,601      15,454,269  14,867,988          0
                              ----------------------------------------------------------------------------------

Cost of Sales:
   Gas utilities                                 52,136,661     7,139,776
   Propane operations                                                           7,798,867
   Energy marketing                                                                        14,599,451
   Other                                            191,828        10,285         197,299
                              ----------------------------------------------------------------------------------
     Total cost of sales                   0     52,328,489     7,150,061       7,996,166  14,599,451          0
                              ----------------------------------------------------------------------------------

Operating Margin                           0     20,243,123     1,857,540       7,458,103     268,537          0
                              ----------------------------------------------------------------------------------

Other Operating Expenses:
   Operations                            301      8,400,488       964,580       3,749,725      44,267
   Maintenance                                    1,418,862       114,040         131,001
   General taxes                        (249)       994,991       391,665         297,194       1,818
   Depreciation and amortization                  3,515,736       235,519       1,479,071
                              ----------------------------------------------------------------------------------
     Total other operating expenses       52     14,330,077     1,705,804       5,656,991      46,085          0
                              ----------------------------------------------------------------------------------

Operating Income                         (52)     5,913,046       151,736       1,801,112     222,452          0

Other Expenses, net               (1,995,000)       111,026         1,012          71,289

Interest Expense                           9      1,836,834       134,298         191,591
                              ----------------------------------------------------------------------------------

Income Before Income Taxes         1,994,939      3,965,186        16,426       1,538,232     222,452          0

Income Tax Expense                                1,466,957         7,313         601,929      84,449     (3,526)
                              ----------------------------------------------------------------------------------

Net Income                        $1,994,939     $2,498,229        $9,113        $936,303    $138,003     $3,526
                              ==================================================================================






                                                                                     Exhibit A

                                    Highland        Application                     Consolidated
                               Heating & Cooling     Resources     Eliminations        Total
                              --------------------------------------------------------------------
Operating Revenues:
   Gas utilities                                                      ($1,709,237)     $79,460,558
   Propane operations                                                                   15,128,854
   Energy marketing                                                                     14,867,988
   Other                                     8,350          5,621                          748,804
                              --------------------------------------------------------------------
     Total operating revenues                8,350          5,621      (1,709,237)     110,206,204
                              --------------------------------------------------------------------

Cost of Sales:
   Gas utilities                                                       (1,679,781)      57,596,656
   Propane operations                                                                    7,798,867
   Energy marketing                                                                     14,599,451
   Other                                   (11,794)         7,122                          394,740
                              --------------------------------------------------------------------
     Total cost of sales                   (11,794)         7,122      (1,679,781)      80,389,714
                              --------------------------------------------------------------------

Operating Margin                            20,144         (1,501)        (29,456)      29,816,490
                              --------------------------------------------------------------------

Other Operating Expenses:
   Operations                               (4,250)        11,153         (29,456)      13,136,808
   Maintenance                                 517                                       1,664,420
   General taxes                                              409                        1,685,828
   Depreciation and amortization             2,203                            443        5,232,972
                              --------------------------------------------------------------------
     Total other operating expenses         (1,530)        11,562         (29,013)      21,720,028
                              --------------------------------------------------------------------

Operating Income                            21,674        (13,063)           (443)       8,096,462

Other Expenses, net                                                     1,995,000          183,327

Interest Expense                                                                         2,162,732
                              --------------------------------------------------------------------

Income Before Income Taxes                  21,674        (13,063)     (1,995,443)       5,750,403

Income Tax Expense                           8,659         (5,033)                       2,160,748
                              --------------------------------------------------------------------

Net Income                                 $13,015        ($8,030)    ($1,995,443)      $3,589,655
                              ====================================================================





                                                                                                                        Exhibit A(1)
RGC RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(UNAUDITED)                                                   Roanoke       Bluefield      Highland
                                                RGC             Gas            Gas          Propane       Highland         GIS
ASSETS                                       Resources        Company        Company        Company        Energy       Resources
                                         -------------------------------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                     $ 639,739      $ 166,206       $ 38,379      $ 519,288
   Accounts Receivable                                         11,631,120      1,350,339      1,806,005      1,792,753
   Intercompany Accounts Receivable                300,151        194,802        (55,707)    (1,544,099)     1,855,391
   Inventories                                                  2,146,214        231,155        333,461
   Prepaid gas service                                          9,694,212      1,301,588
   Prepaid income taxes
   Deferred income taxes
   Under-recovery of gas costs                                                   885,963
   Unrealized gains on marked-to-market transactions
   Other                                            44,001        656,118         70,232        263,482            300
                                         -------------------------------------------------------------------------------------------
     Total current assets                          983,891     24,488,672      3,821,949      1,378,137      3,648,444             -
                                         -------------------------------------------------------------------------------------------

Property, Plant And Equipment:
   Utility plant in service                                    89,319,777      7,715,738
   Accumulated depreciation and amortization                  (36,794,020)    (2,700,799)             -              -             -
                                         -------------------------------------------------------------------------------------------
     Utility plant in service, net                       -     52,525,757      5,014,939              -              -             -
   Construction work in progress                                2,080,966        395,634
                                         -------------------------------------------------------------------------------------------

     Utility Plant, Net                                  -     54,606,723      5,410,573              -              -             -
                                         -------------------------------------------------------------------------------------------

   Nonutility property                                                                       21,018,966
   Accumulated depreciation and amortization                                                 (9,018,341)
                                           -----------------------------------------------------------------------------------------

     Nonutility property, net                            -              -              -     12,000,625              -             -
                                         -------------------------------------------------------------------------------------------

     Total property, plant and equipment                 -     54,606,723      5,410,573     12,000,625              -             -
                                         -------------------------------------------------------------------------------------------

Investment in Subsidiaries                      28,078,079
                                         -------------------------------------------------------------------------------------------

Other Assets:
   Goodwill                                                                                     298,314
   Other assets                                     43,816        488,241        238,619          3,544              -             -
                                         -------------------------------------------------------------------------------------------
     Total other assets                             43,816        488,241        238,619        301,858              -             -
                                         -------------------------------------------------------------------------------------------

Total Assets                                   $29,105,786    $79,583,636     $9,471,141    $13,680,620     $3,648,444            $0
                                         ===========================================================================================





RGC RESOURCES, INC. AND SUBSIDIARIES                                                                            Exhibit A (1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
(UNAUDITED)
                                                            Highland        Application                       Consolidated
ASSETS                                                 Heating & Cooling     Resources      Eliminations          Total
                                                      -----------------------------------------------------------------------
Current Assets:
   Cash and cash equivalents                                                                        $ 49,333       $1,412,945
   Accounts Receivable                                                                             2,322,143       18,902,360
   Intercompany Accounts Receivable                               (646,574)      (103,964)                                  -
   Inventories                                                                                                      2,710,830
   Prepaid gas service                                                                                             10,995,800
   Prepaid income taxes                                                                                                     -
   Deferred income taxes                                                                           2,007,411        2,007,411
   Under-recovery of gas costs                                                                       (23,450)         862,513
   Unrealized gains on marked-to-market transactions                                                 503,330          503,330
   Other                                                                50                            (1,300)       1,032,883
                                                      -----------------------------------------------------------------------
     Total current assets                                         (646,524)      (103,964)         4,857,467       38,428,072
                                                      -----------------------------------------------------------------------

Property, Plant And Equipment:
   Utility plant in service                                                                                        97,035,515
   Accumulated depreciation and amortization                             -              -                         (39,494,819)
                                                      -----------------------------------------------------------------------
     Utility plant in service, net                                       -              -                  -       57,540,696
   Construction work in progress                                                                                    2,476,600
                                                      -----------------------------------------------------------------------

     Utility Plant, Net                                                  -              -                  -       60,017,296
                                                      -----------------------------------------------------------------------

   Nonutility property                                                                128                          21,019,094
   Accumulated depreciation and amortization                                                                       (9,018,341)
                                                      -----------------------------------------------------------------------

     Nonutility property, net                                            -            128                  -       12,000,753
                                                      -----------------------------------------------------------------------

     Total property, plant and equipment                                 -            128                  -       72,018,049
                                                      -----------------------------------------------------------------------

Investment in Subsidiaries                                                                       (28,078,079)               -
                                                      -----------------------------------------------------------------------

Other Assets:
   Goodwill                                                                                                           298,314
   Other assets                                                          -              -                  -          774,220
                                                      -----------------------------------------------------------------------
     Total other assets                                                  -              -                  -        1,072,534
                                                      -----------------------------------------------------------------------

Total Assets                                                     ($646,524)     ($103,836)      ($23,220,612)    $111,518,655
                                                      =======================================================================






                                                                                                                       Exhibit A(1)
RGC RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003
                                                                 Roanoke      Bluefield      Highland
                                                    RGC            Gas           Gas         Propane       Highland        GIS
LIABILITIES AND STOCKHOLDERS' EQUITY             Resources       Company       Company       Company        Energy      Resources
                                              -------------------------------------------------------------------------------------
Current Liabilities:
   Current maturities of long-term debt                              $32,959
   Borrowings under lines of credit                               14,955,000     4,125,000
   Dividends payable                                   574,562             -
   Accounts payable                                    145,531     5,604,722       571,351       660,126     2,870,968
   Income taxes payable                               (786,422)    1,734,458      (442,715)      113,588        17,376
   Customer deposits                                                 570,572        49,306
   Accrued expenses                                    486,472     2,701,490       353,314       732,044
   Refunds from suppliers - due customers                             44,776
   Overrecovery of gas costs                                       2,169,124
   Unrealized losses on marked to market transactions
                                             ---------------------------------------------------------------------------------------
     Total current liabilities                         420,143    27,813,101     4,656,256     1,505,758     2,888,344            -

Long-term Debt, Excluding Current Maturities                      24,011,523     2,000,000     4,200,000

Deferred Credits:
   Deferred income taxes                              (165,286)    1,899,137       699,649     1,274,758
   Deferred investment tax credits                                   249,257         8,789
                                             ---------------------------------------------------------------------------------------
     Total deferred credits                           (165,286)    2,148,394       708,438     1,274,758             -            -

STOCKHOLDERS' EQUITY:
   Common Stock                                     10,072,880     8,603,965        49,704       196,421
   Preferred Stock
   Capital in excess of par value                   12,179,869     7,578,754       220,564     1,213,662
   Retained earnings                                 6,598,180     9,427,899     1,836,179     5,290,021       760,100
   Accumulated comprehensive loss
                                             ---------------------------------------------------------------------------------------

     Total stockholders' equity                     28,850,929    25,610,618     2,106,447     6,700,104       760,100            -

Total Liabilities and Stockholders' Equity         $29,105,786   $79,583,636    $9,471,141   $13,680,620    $3,648,444          $ -
                                              =====================================================================================






RGC RESOURCES, INC. AND SUBSIDIARIES                                                                             Exhibit A (1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2003

                                                            Highland           Application                      Consolidated
LIABILITIES AND STOCKHOLDERS' EQUITY                    Heating & Cooling       Resources       Eliminations       Total
                                                      ------------------------------------------------------------------------
Current Liabilities:
   Current maturities of long-term debt                                                                                $32,959
   Borrowings under lines of credit                                                                                 19,080,000
   Dividends payable                                                                                                   574,562
   Accounts payable                                                 (1,906)                          2,371,476      12,222,268
   Income taxes payable                                            (13,771)            (9,143)                         613,371
   Customer deposits                                                   750                                             620,628
   Accrued expenses                                                                                                  4,273,320
   Refunds from suppliers - due customers                                                                               44,776
   Overrecovery of gas costs                                                                           442,500       2,611,624
   Unrealized losses on marked to market transactions                                                  189,381         189,381
                                                      ------------------------------------------------------------------------
     Total current liabilities                                     (14,927)            (9,143)       3,003,357      40,262,889

Long-term Debt, Excluding Current Maturities                                                                        30,211,523

Deferred Credits:
   Deferred income taxes                                           (73,981)                          1,950,081       5,584,358
   Deferred investment tax credits                                                                                     258,046
                                                      ------------------------------------------------------------------------
     Total deferred credits                                        (73,981)                 -        1,950,081       5,842,404

STOCKHOLDERS' EQUITY:
   Common Stock                                                                                     (8,850,090)     10,072,880
   Preferred Stock                                                                                                           -
   Capital in excess of par value                                  903,225                          (9,916,205)     12,179,869
   Retained earnings                                            (1,460,841)           (94,693)      (9,313,084)     13,043,761
   Accumulated comprehensive loss                                                                      (94,671)        (94,671)
                                                      ------------------------------------------------------------------------
     Total stockholders' equity                                   (557,616)           (94,693)     (28,174,050)     35,201,839

Total Liabilities and Stockholders' Equity                       $(646,524)         $(103,836)    $(23,220,612)   $111,518,655
                                                      ========================================================================

                                                                  EXHIBIT B



Not Applicable.